UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Silgan Holdings Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

827048 10 9
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires
Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 827048 10 9	13G	Page 2 of 9

1	Names of Reporting Persons R. Philip Silver
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 8,884,478
	6	Shared Voting Power 2,247,078
	7	Sole Dispositive Power 7,743,055
	8	Shared Dispositive Power 2,247,078
9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,131,556
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 18.43%
12	Type of Reporting Person (see instructions) IN

CUSIP NO. 827048 10 9	13G	Page 3 of 9

1	Names of Reporting Persons D. Greg Horrigan
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,588,504
	6	Shared Voting Power 2,700,144
	7	Sole Dispositive Power 5,588,504
	8	Shared Dispositive Power 2,700,144
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,288,648
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 13.72%
12	Type of Reporting Person (see instructions) IN

Item 1(a)	Name of Issuer: Silgan Holdings Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:	4 Landmark Square Suite 400 Stamford, CT 06901

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Act, each person filing this statement acknowledges that he is responsible for the completeness and accuracy of the information concerning him but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless he knows or has reason to believe that such information is inaccurate.

R. Philip Silver
D. Greg Horrigan

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The business address of R. Philip Silver is 4 Landmark Square, Suite 400, Stamford, Connecticut 06901.

The business address of D. Greg Horrigan is 4 Landmark Square, Suite 400, Stamford, Connecticut 06901.

Item 2(c)	Citizenship: Each of the persons filing this statement is a United States citizen.

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 827048 10 9

Item 3.	If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(K).

If filing is a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2015, Mr. Silver may be deemed to be the beneficial owner of 11,131,556 shares of Common Stock. This amount consists of: (i) 7,558,511 shares of Common Stock owned directly by Mr. Silver over which he has sole voting and dispositive power; (ii) 184,544 shares of Common Stock owned by family trusts of which Mr. Silver is the investment trustee with sole voting and dispositive power but with no pecuniary interest therein; (iii) 2,247,078 shares of Common Stock owned by family trusts (of which Mr. Silver’s spouse is a trustee) over which Mr. Silver may be deemed to have shared voting and dispositive power; and (iv) 1,141,423 shares of Common Stock owned by family trusts over which Mr. Silver has sole voting power pursuant to voting agreements and irrevocable proxies but no dispositive power or pecuniary interest. This amount excludes: (y) 1,714 shares of Common Stock issuable for 1,714 restricted stock units granted to Mr. Silver under the Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan, which restricted stock units vested on June 1, 2008 but for which Mr. Silver has deferred receipt of such shares until June 1, 2017; and (z) 1,641 shares of Common Stock issuable for 1,641 restricted stock units granted to Mr. Silver under the Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan, which restricted stock units vest on May 27, 2016.

As of December 31, 2015, Mr. Horrigan may be deemed to be the beneficial owner of 8,288,648 shares of Common Stock. This amount consists of: (i) 3,871,163 shares of Common Stock owned directly by Mr. Horrigan over which he has sole voting and dispositive power; (ii) 616,792 shares of Common Stock owned by the Horrigan Family Limited Partnership of which Mr. Horrigan is the sole general partner with sole voting and dispositive power; (iii) 1,083,232 shares of Common Stock owned by a grantor retained annuity trust of which Mr. Horrigan is the sole trustee with sole voting and dispositive power; (iv) 2,448,565 shares of Common Stock owned by grantor retained annuity trusts of which Mr. Horrigan and his spouse are co-trustees and may be deemed to have shared voting and dispositive power; (v) 250,626 shares of Common Stock owned by The Pay It Forward Foundation of which Mr. Horrigan and his spouse are the trustees with shared voting and dispositive power; (vi) 17,317 shares of Common Stock owned by a trust of which Mr. Horrigan is the trustee with sole voting and dispositive power; and (vii) 953 shares of Common Stock owned by Mr. Horrigan’s spouse over which Mr. Horrigan may be deemed to have shared voting and dispositive power. This amount excludes: (r) 1,714 shares of Common Stock issuable for 1,714 restricted stock units granted to Mr. Horrigan under the Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan, which restricted stock units vested on June 1, 2008 but for which Mr. Horrigan has deferred receipt of such shares until June 1, 2017; (s) 1,754 shares of Common Stock issuable for 1,754 restricted stock units granted to Mr. Horrigan under the Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan, which restricted stock units vested on June 5, 2009 but for which Mr. Horrigan has deferred receipt of such shares until June 5, 2018; (t) 2,234 shares of Common Stock issuable for 2,234 restricted stock units granted to Mr. Horrigan under the Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan, which restricted stock units vested on May 27, 2010 but for which Mr. Horrigan has deferred receipt of such shares until May 27, 2019; (u) 1,799 shares of Common Stock issuable for 1,799 restricted stock units granted to Mr. Horrigan under the Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan, which restricted stock units vested on June 8, 2011 but for which Mr. Horrigan has deferred receipt of such shares until June 8, 2020; (v) 1,123 shares of Common Stock issuable for 1,123 restricted stock units granted to Mr. Horrigan under the Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan, which restricted stock units vested on May 31, 2012 but for which Mr. Horrigan has deferred receipt of such shares until June 7, 2021; (w) 1,189 shares of Common Stock issuable for 1,189 restricted stock units granted to Mr. Horrigan under the Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan, which restricted stock units vested on May 30, 2013 but for which Mr. Horrigan has deferred receipt of such shares until May 30, 2022; (x) 1,062 shares of Common Stock issuable for 1,062 restricted stock units granted to Mr. Horrigan under the Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan, which restricted stock units vested on June 4, 2014 but for which Mr. Horrigan has deferred receipt of such shares until June 4, 2023; (y) 1,020 shares of Common Stock issuable for 1,020 restricted stock units granted to Mr. Horrigan under the Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan, which restricted stock units vested on May 28, 2015 but for which Mr. Horrigan has deferred receipt of such shares until May 28, 2024; and (z) 1,641 shares of Common Stock issuable for 1,641 restricted stock units granted to Mr. Horrigan under the Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan, which restricted stock units vest on May 27, 2016 but for which Mr. Horrigan has deferred receipt of such shares until May 27, 2025.

(b)	Percent of class:

According to the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2015, the number of shares outstanding of the Issuer’s Common Stock as of October 30, 2015 was 60,392,905. The shares of Common Stock which Mr. Silver may be deemed to beneficially own as of December 31, 2015 constitute approximately 18.43% of such total number of shares of Common Stock outstanding. The shares of Common Stock which Mr. Horrigan may be deemed to beneficially own as of December 31, 2015 constitute approximately 13.72% of such total number of shares of Common Stock outstanding.

(c)	Number of shares of Common Stock as to which the person has:

Mr. Silver

(i)	Sole power to vote or to direct the vote:	8,884,478
(ii)	Shared power to vote or to direct the vote:	2,247,078
(iii)	Sole power to dispose or to direct the disposition of:	7,743,055
(iv)	Shared power to dispose or to direct the disposition of:	2,247,078

Mr. Horrigan

(i)	Sole power to vote or to direct the vote:	5,588,504
(ii)	Shared power to vote or to direct the vote:	2,700,144
(iii)	Sole power to dispose or to direct the disposition of:	5,588,504
(iv)	Shared power to dispose or to direct the disposition of:	2,700,144

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2016

/s/ R. Philip Silver
R. Philip Silver

/s/ D. Greg Horrigan
D. Greg Horrigan

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of this Amendment No. 13 to Schedule 13G with respect to the Common Stock, $0.01 par value, of Silgan Holdings Inc. This Joint Filing Agreement shall be included as an exhibit to such Amendment No. 13 to Schedule 13G.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 11th day of February, 2016.

/s/ R. Philip Silver
R. Philip Silver

/s/ D. Greg Horrigan
D. Greg Horrigan